Exhibit 99.3

Unaudited pro forma condensed consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at and for the six months ended June 30, 2014 and for the year ended December 31, 2013

Table of Content

(1) Introduction	3
(2) Basis of preparation	4
(3) The Refinancing	5
(4) Pro forma Refinance adjustments	10
Unaudited pro forma condensed consolidated statement of financial position as at June 30, 2014	7
Unaudited pro forma condensed income statement for the six months ended June 30, 2014	8
Unaudited pro forma condensed income statement for the year ended December 31, 2013	9

Page 2/12

Unaudited pro forma condensed consolidated financial statements

(1) Introduction

The following unaudited pro forma financial information for the Company was prepared in conformity with Article 11 of SEC Regulation S-X. The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Refinancing transactions described below.

The unaudited pro forma financial information includes a pro forma consolidated statement of financial position as at June 30, 2014, a pro forma consolidated income statement for the six months ended June 30, 2014, a pro forma consolidated income statement for the year ended December 31, 2013 and explanatory notes.

The unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements of the Company and the related notes thereto. The unaudited pro forma financial information is provided for illustrative purposes only and does not purport to present what the actual results of operations or financial position would have been had the Refinancing transactions actually occurred on the dates indicated, nor do they purport to represent results of operations for any future period or financial position for any future date.

Page 3/12

(2) Basis of preparation

The unaudited pro forma consolidated financial information presents the consolidated statement of financial position and income statements of the Company and its subsidiaries assuming that the Refinancing transactions described below had been completed on: (i) January 1, 2013 with respect to the unaudited pro forma consolidated income statements and (ii) June 30, 2014 with respect to the unaudited pro forma consolidated statement of financial position.

The historical financial data as at and for the six months ended June 30, 2014 have been derived from the unaudited interim condensed consolidated financial statements. The historical financial data for the year ended December 31, 2013 has been derived from the audited consolidated financial statements included.

The pro forma financial information is unaudited and includes estimates and assumptions to determine the effect of pro forma events that are directly attributable to the Refinancing available at this time. These estimates and assumptions may differ from the estimates and actual figures in the final accounting for the Refinancing as additional information becomes available, and such differences may be material.

Therefore, the unaudited pro forma consolidated financial information is not necessarily indicative of the results that actually would have been achieved for the periods presented or that may be achieved in the future.

One-off items related to the Refinancing are not recorded in the unaudited pro forma income statement. The effects of these one-off items are recorded in the unaudited pro forma consolidated statement of financial position, as applicable, and illustrated in the notes to the unaudited pro forma consolidated financial statements.

The functional currency for the Company is the Euro, which is the currency of the primary economic environment in which the Company operates. The following exchange rates of U.S. Dollars per €1.00 have been applied:

•	EUR/USD exchange rate as at December 31, 2012: 1.3194

•	EUR/USD exchange rate as at December 31, 2013: 1.3791

•	EUR/USD exchange rate as at June 30, 2014: 1.3658

•	Average EUR/USD exchange rate for the financial year 2013: 1.3300

•	Average EUR/USD exchange rate for the six months ended June 30, 2014: 1.3718.

Additionally, the following German tax rates have been assumed for the calculation of tax charge on our financial result in the unaudited pro forma income statements:

•	German tax rate as at December 31, 2013 for the year ended December 31, 2013: 32.26%

•	German tax rate as at June 30, 2014 for the six months ended June 30, 2014: 32.27%.

Page 4/12

(3) The Refinancing

Credit structure prior to the Refinancing

The Company’s financial liabilities on June 30, 2014 primarily consisted of:

•	the PECs (our Shareholder Loan) with a nominal value of $376.7 million, equivalent to €275.8 million, offset by an unamortized discount of €16.0 million;

•	the Senior Secured Notes having an equivalent nominal principal value of €489.0 million, offset by unamortized transaction costs of €10.8 million; and

•	a Revolving Credit Facility with an available amount of $250 million, including capitalized transaction costs of €4.3 million, of which €37.5 million were drawn as of June 30, 2014.

The Refinancing Transactions

The redemption of the Senior Secured Notes includes Euro-denominated notes with an original aggregate principal amount of €355 million, maturing on June 15, 2018 and bearing interest at 10.000% per annum, payable semi-annually on each June 15 and December 15, as well as U.S. Dollar-denominated notes with an aggregate principal amount of $350 million (translated at a rate of €1.00=US$1.4308 on the date of the Acquisition (July 29, 2011) to €244.62 million), maturing on June 15, 2018 and bearing interest at 9.625% per annum, payable semi-annually on each June 15 and December 15. In June 2012 and in May 2014, we voluntarily redeemed 10% of the originally aggregated principal amount of Senior Secured Notes. On December 31, 2013 the outstanding principal amount of Euro-denominated notes was €319.5 million and the outstanding principal amount of U.S. Dollar-denominated notes was $315.0 million. On June 30, 2014 the outstanding principal amount of Euro-denominated notes was €284.0 million and the outstanding principal amount of U.S. Dollar-denominated notes was $280.0 million due to the 10% redemption in May 2014.

The redemption of the Senior Secured Notes outstanding will result in the de-recognition of liabilities, unamortized transaction costs and a cash flow in the pro forma statement of financial position as at June 30, 2014 and a cash outflow, and the de-recognition of associated interest expenses and foreign currency exchange gains or losses in the pro forma income statements for the six months ended June 30, 2014 and for the year ended December 31, 2013.

The remaining principal amounts of both series of notes will be redeemed at an early redemption price equal to 107.500% for the Euro-denominated notes and 107.219% for the U.S. Dollar-denominated notes. The aggregate early redemption fees in connection with the Refinancing will amount to €36.1 million.

Additionally, the discount on the Senior Secured Notes in the amount of €10.8 million is assumed to be written off as part of the redemption in the pro forma statement of financial position and capitalized current financial liabilities of €2.0 million are assumed to be settled.

The new term loan under the New Credit Facility will amount to an Euro-equivalent of 665 million including a U.S. Dollar-denominated portion with a principal amount of $358.1 million, translated at a rate of €1.00=US$1. 3658 as at June 30, 2014 to €259.6 million. For purposes of these pro forma financial statements the floating annual interest of 5.0% is applied. As part of the new term loan, transaction costs amounting to €21.8 million will be capitalized and expensed using the effective interest rate method over the maturity of the new term loan. As a result, transaction costs released to the income statement amount to €1.4 million for the six months ended June 30, 2014 and €2.6 million for the year ended December 31, 2013 and are recognized within finance costs. The new term loan will replace the Senior Secured Notes with a higher principal amount at a lower interest rate. It will be used to cover the redemption costs of the Senior Secured Notes, to repay a part of the Shareholder Loan and to pay estimated fees relating to the New Credit Facility.

The current Shareholder Loan is a fully subordinated loan with an initial nominal value of €277.5 million in the form of PECs. The PECs and the accrued yield and compound yield thereon were initially due on July 28, 2021. On February 1, 2013 the Company changed the terms and conditions of the Shareholder

Page 5/12

Loan by shortening its term by two years and the PECs outstanding at the date of amendment were converted from Euro into U.S. Dollar instruments. Additionally, semi-annual payments of principal and yield are due and payable. This amendment resulted in a nominal yield of 10.57% compared to a yield of 10.0% prior to the amendment.

In connection with the Refinancing, the Shareholder Loan, which is held by Kinove Holdings, will be partially repaid in an amount of €80.5 million and the remaining amount equivalent to €207.4 million (which includes accrued yield to June 30, 2014) will be contributed to equity by Kinove Holdings in consideration for 15,737,620 new shares issued to it at the initial public offering price for this offering, having an aggregate value equal to the amount of the equity contribution. We have issued the new shares to Kinove Holdings after the pricing and before the closing of the offering, and the aggregate value of the new shares (i.e., the final amount of the equity contribution), and thus the number of new shares issued (which is 15,885,126), will reflect accrued yield to the issue date (July 25, 2014), and therefore will be greater than the amount of yield reflected as of June 30, 2014. Additionally, the unamortized discount of the Shareholder Loan amounting to €16.0 million is de-recognized in the pro forma statement of financial position and capitalized current financial liabilities of €12.1 million as of June 30, 2014 are settled.

The Revolving Credit Facility in the amount of $250 million is available to support the Company’s liquidity. As at June 30, 2014 the Revolving Credit Facility was drawn in an amount of €37.5 million. Unamortized transaction costs that were incurred in connection with entering into the Revolving Credit Agreement in June 2011 amounted to €4.3 million as at June 30, 2014 and are derecognized due to the Refinancing. The borrowed funds under the Revolving Credit Facility are repaid, together with accrued interest, as part of the Refinancing.

The New Credit Facility will include a multicurrency, senior secured revolving line of credit of €115 million that will be available to support the Company’s liquidity. As at June 30, 2014 and the time of preparation of the pro forma financial information, this revolving line of credit has not been utilized for cash drawings and accordingly is neither recognized in the pro forma consolidated statement of financial position nor in the pro forma income statement.

Subject to available terms and market conditions, the Company may enter into a rate swap agreement with an unaffiliated third party that would fix the floating interest rate on the new term loan at a fixed annual rate for the life of the loan.

Page 6/12

Unaudited pro forma consolidated statement of financial position of Orion Engineered Carbons S.à r.l.

as at June 30, 2014

	Orion Engineered Carbons S.à r.l. actual June 30, 2014	Pro forma refinancing adjustments June 30, 2014		Orion Engineered Carbons S.à r.l. pro forma June 30, 2014
A S S E T S	In EUR million	In EUR million		In EUR million

Non-current assets
Goodwill	48.5	—		48.5
Other intangible assets	117.2	—		117.2
Property, plant and equipment	330.4	—		330.4
Investment in joint ventures	4.6	—		4.6
Other financial assets	1.6	—		1.6
Other assets	3.3	(2.9	)(i)	0.4
Deferred tax assets	47.7	—		47.7

	553.3	(2.9)		550.4

Current assets
Inventories	143.0	—		143.0
Trade receivables	228.0	—		228.0
Emission rights	—	—		—
Other financial assets	1.0	—		1.0
Other assets	40.6	(1.4	)(i)	39.2
Income tax receivables	12.0	—		12.0
Cash and cash equivalents	42.8	(1.9)		40.9
		(489.0	)(a)
		(2.0	)(c)
		(36.1	)(d)
		(37.5	)(n)
		643.2	(e)
		(80.5	)(f)

	467.4	(3.3)		464.1

	1,020.7	(6.2)		1014.5

E Q U I T Y A N D L I A B I L I T I E S	In EUR million	In EUR million		In EUR million

Equity
Subscribed capital	43.8	15.7	(g)	59.5
Reserves	(108.4)	175.7		67.3
		191.7	(g)
		(16.0	)(f)
Profit or loss for the period	(6.8)	(56.4)		(63.3)
		(10.8	)(b)
		(36.1	)(d)
		(4.3	)(i)
		(5.2	)(j)

	(71.5)	135.0		63.5

Non-current liabilities
Pension provisions	37.1	—		37.1
Other provisions	14.7	—		14.7
Liabilities to Shareholder	259.8	(259.8)		—
		(275.8	)(3)
		(195.3	)(g)
		(80.5	)(h)
		16.0	(f)
Financial liabilities	480.3	165.0		645.3
		(478.2	)(1)
		(489.0	)(a)
		10.8	(b)
		643.2	(2)
		665.0	(e)
		(21.8	)(e)
Other liabilities	1.9	—		1.9
Income tax liabilities	—	—		—
Deferred tax liabilities	42.9	5.2	(j)	48.1

	836.7	(89.6)		747.1

Current liabilities
Other provisions	32.9	—		32.9
Liabilities to banks	46.2	(37.5)		8.7
Trade payables	115.4	—		115.4
Other financial liabilities	15.3	(14.1)		1.2
		(2.0	)(c)
		(12.1	)(g)
Income tax liabilities	11.8	—		11.8
Other liabilities	33.9	—		33.9

	255.5	(51.6)		203.9

	1,020.7	(6.2)		1014.5

Page 7/12

Unaudited pro forma consolidated income statement

of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014

	Orion Engineered Carbons S.à r.l. actual	Pro forma refinancing adjustments		Orion Engineered Carbons S.à r.l. pro forma
	Jan 1 to June 30, 2014	Jan 1 to June 30, 2014		Jan 1 to June 30, 2014
	In EUR million	In EUR million		In EUR million
Revenue	671.8	—		671.8
Cost of sales	(521.1)	—		(521.1)

Gross profit	150.7	—		150.7

Selling expenses	(50.4)	—		(50.4)
Research and development costs	(6.1)	—		(6.1)
General and administrative expenses	(25.8)	—		(25.8)
Other operating income	2.5	—		2.5
Other operating expenses	(15.6)	—		(15.6)

Operating result (EBIT)	55.3	—		55.3

Finance income	3.0	—		3.0
		—
		—
Finance costs	(55.1)	31.2		(23.9)
		51.7	(k)
		(20.5	)(l)
Share of profit or loss of joint ventures	0.2	—		0.2

Financial result	(51.9)	31.2		(20.7)

Profit or loss before income taxes	3.4	31.2		34.6

Income taxes	(10.2)	(10.1	)(m)	(20.3)

Profit or loss for the period	(6.8)	21.1		14.3

Earnings per share (€per share)*	-0.11			0.24

*	based on 59,635,126 common shares

Page 8/12

Unaudited pro forma consolidated income statement

of Orion Engineered Carbons S.à r.l.

for the year ended December 31, 2013

	Orion Engineered Carbons S.à r.l. actual	Pro forma refinancing adjustments		Orion Engineered Carbons S.à r.l. pro forma
	Jan 1 to Dec 31, 2013	Jan 1 to Dec 31, 2013		Jan 1 to Dec 31, 2013
	In EUR million	In EUR million		In EUR million
Revenue	1,339.6	—		1,339.6
Cost of sales	(1070.8)	—		(1070.8)

Gross profit	268.8	—		268.8

Selling expenses	(92.1)	—		(92.1)
Research and development costs	(10.1)	—		(10.1)
General and administrative expenses	(52.5)	—		(52.5)
Other operating income	8.3	—		8.3
Other operating expenses	(38.7)	—		(38.7)

Operating result (EBIT)	83.7	—		83.7

Finance income	17.1	(3.0)		14.1
		(15.2	)(k)
		12.2	(l)
Finance costs	(112.7)	53.2		(59.5)
		89.6	(k)
		(36.4	)(l)
Share of profit or loss of joint ventures	0.4	—		0.4

Financial result	(95.2)	50.2		(45.0)

Profit or loss before income taxes	(11.5)	50.2		38.7

Income taxes	(7.5)	(16.2	)(m)	(23.7)

Profit or loss for the period	(19.0)	34.0		15.0

Earnings per share (€per share)*	-0.32			0.25

*	based on 59,635,126 common shares

Page 9/12

(4) Pro forma Refinancing adjustments

The Company has made certain adjustments and assumptions in the presentation of the unaudited pro forma consolidated statement of financial position as at June 30, 2014 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(1)	the redemption of the Senior Secured Notes

(a)	by recording the redemption of the Senior Secured Notes at a nominal value of €489.0 million;

(b)	record the one-time effect of the de-recognition of unamortized transaction costs amounting to €10.8 million;

(c)	assume payment of accrued interest liabilities of €2.0 million; and

(d)	assume the related cash outflow due to an early redemption fee of €36.1 million.

(2)	the drawdown of the new term loan

(e)	by recording the drawdown of the new term loan in the amount of €643.2 million (nominal value of €665 million less transaction costs of €21.8 million). The transaction costs of €21.8 million will be amortized over the loan term at an effective interest rate of 5.566% assumed for this purpose (see also note (l));

(3)	the partial repayment and equity contribution of the Shareholder Loan (nominal value of €275.8 million)

(f)	the de-recognition of unamortized discount amounting to €16.0 million;

(g)	the conversion of the remaining balance of the Shareholder Loan to common shares (based on the initial public offering price of $18.00) as an equity contribution in the amount of €207.4 million (of which €15.7 million are allocated to subscribed capital and €191.6 million are allocated to reserves) including accrued yield amounting to €12.1 million as at June 30, 2014; and

(h)	by recording the partial repayment of €80.5 million of the Shareholder Loan (including accrued yield amounting to €12.1 million on June 30, 2014);

(4)	the de-recognition of the Revolving Credit Facility

(i)	by reflecting the de-recognition of the capitalized transaction costs of the Revolving Credit Facility in the amount of €4.3 million (thereof €2.9 million non-current and €1.4 million current assets).

(n)	By repaying the drawn amounts under the Revolving Credit Facility amounting to €37.5 million as at June 30, 2014.

(5)	the recognition of deferred tax liabilities

(j)	by recording the one-time effect on the deferred tax liabilities due to the de-recognition of the Senior Secured Notes and the Shareholder Loan and the drawdown of the new term loan amounting to an increase of €5.2 million of deferred tax liabilities in total. This amount results from the differences between the tax financial position and the financial position according to IFRS of €16.0 million from the Refinancing transactions using an assumed tax rate of 32.27% (which is the applicable German tax rate of the Company as of June 30, 2014).

The Company has made certain adjustments and assumptions in the presentation of the unaudited pro forma consolidated income statement for the six months ended June 30, 2014 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(6)	the redemption of the Senior Secured Notes and the de-recognition of the Shareholder Loan

(k)	the effects from redemption of the Senior Secured Notes and from the de-recognition of the Shareholder Loan includes de-recognition of losses from foreign currency effects amounting to €4.5m and the de-recognition of interest expense incurred in the amount of €47.2 million (Senior Secured Notes: €31.4 million, Shareholder Loan: €15.8 million). The one-time effect of the unamortized transactions costs in the amount of €10.8 million related to the Senior Secured Notes and the early redemption fee with respect to the Senior Secured Notes in the amount of €36.1 million are not recognized in the pro forma income statement.

Page 10/12

(7)	the drawdown of the new term loan

(l)	the effects from drawdown of the new term loan. This includes the recognition of losses from foreign currency effects of €2.6 million and interest expense in the amount of €17.9 million (of which €1.4 million was for amortization of transaction costs).

(8)	the recognition of income tax effects

(m)	the effects related to income tax effect of €10.1 million at an assumed tax rate of 32.27% (which is the applicable German tax rate of the Company as of June 30, 2014), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing may significantly vary from this estimate, depending upon the relative earnings and deductions in the various tax jurisdictions.

The Company has made certain adjustments and assumptions in the preparation of the unaudited pro forma consolidated income statement for the year ended December 31, 2013 to reflect the intended Refinancing. Therefore the following adjustments are necessary to reflect:

(9)	the redemption of the Senior Secured Notes and the de-recognition of the Shareholder Loan

(n)	the effects from repayment of the Senior Secured Notes and the de-recognition of the Shareholder Loans includes the de-recognition of gains from foreign currency effects amounting to €15.2m (Senior Secured Notes: gain of €10.3 million, Shareholder Loan: gain of €4.9 million) and the de-recognition of interest expense incurred in the amount of €89.6 million (Senior Secured Notes: €57.3 million, Shareholder Loan: €32.3 million). The one-time effect of the unamortized transactions costs in the amount of €12.7 million related to the Senior Secured Notes and the early redemption fee of the Senior Secured Notes of €37.8 million are not recognized in the pro forma income statement.

(10)	the drawdown of the new term loan

(o)	the effects from drawdown of the new term loan. This includes the recognition of gains from foreign currency effects in the amount of €12.2 million and the recognition of interest expenses in the amount of €36.4 million (of which €2.6 million was for amortization of transaction costs).

(11)	the recognition of income tax effects

(p)	the effects related to income tax effect of €16.2 million at an assumed tax rate of 32.26% (which is the applicable German tax rate of the Company on December 31, 2013), related to the net pro forma adjustments. The actual effective tax rate after the Refinancing may significantly vary from this estimate, depending upon the relative earnings and deductions in the various tax jurisdictions.

Page 11/12

The Americas	Europe/Middle East/Africa Asia Pacific
Orion Engineered Carbons LLC	Global Headquarters	Orion Engineered Carbons Co. Ltd.
4501 Magnolia Cove Drive	Orion Engineered Carbons GmbH	94, Galsan 1-Dong, Bupyeong-Gu
Suite 106	Hahnstraße 49	Incheon 403-081, Korea
Kingwood, TX 77345 USA	60528 Frankfurt a.M., Germany	phone +82 32 510 6002
phone +1 832 445 3300	phone +49 69 36 50 54 100

Head of Consolidation and Reporting phone +49 22 33 96 49 84 www.orioncarbons.com

All information and statements contained herein are believed to be accurate, but Orion Engineered Carbons, its agents and/or affiliates make no warranty with respect thereto, including but not limited to any results to be obtained or the infringement of any proprietary right. Improper and unauthorized use or application of such information or statements or the material or system described herein is at user’s sole discretion and risk, consequently user acknowledges that Orion Engineered Carbons shall bear no responsibility or liability for same. Nothing herein shall construed as a license of or a recommendation for use which infringes any proprietary right. All sales are subject to Orion Engineered Carbons GmbH’ Standard Terms and Condition of Sale, including but not limited to its Limited Warranty.

© 2014 Orion Engineered Carbons GmbH

Page 12/12